Filed by Alliance Bancorp of New England, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Alliance Bancorp of New England, Inc.
Commission File No. 001-13405

Date: February 23, 2004

Alliance Bancorp of New England, Inc filed a Form 8-K today containing the following information:

On February 17 and 20, 2004, the Company was notified via public filings with the Securities and Exchange Commission that the FBR Family of Funds, mutual funds managed by a subsidiary of Friedman, Billings, Ramsey Group, Inc., an affiliate of the Company’s outside investment advisor, Friedman, Billings, Ramsey & Co., Inc., was the owner of 251,500 shares or 9.3% of the Company’s common stock. The original filing was effective at 4:51 p.m. on February 17, 2004, and the amended filing was effective at 3:48 p.m. on February 20, 2004. The notice on Schedule 13G/A filed with the Securities and Exchange Commission and describing FBR Family of Funds’ ownership, is attached hereto as Exhibit 99.1.

Exhibit 99.1.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

ALLIANCE BANCORP OF NEW ENGLAND INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

01852Q109

(CUSIP Number)

DECEMBER 31, 2003

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS:
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	FRIEDMAN, BILLINGS, RAMSEY GROUP, INC. 54-1873198

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)
		(b)

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Virginia

NUMBER OF		5.	SOLE VOTING POWER

SHARES			0

		6.	SHARED VOTING POWER
BENEFICIALLY
			251,500

OWNED BY		7.	SOLE DISPOSITIVE POWER

EACH			0

REPORTING		8.	SHARED DISPOSITIVE POWER

PERSON WITH:			251,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	251,500

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		9.3%

12.	TYPE OF REPORTING PERSON*
		HC

* SEE INSTRUCTIONS BEFORE FILLINGS OUT!

1.	NAME OF REPORTING PERSONS:
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	ERIC F. BILLINGS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)
		(b)

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

NUMBER OF		5.	SOLE VOTING POWER

SHARES			0

		6.	SHARED VOTING POWER
BENEFICIALLY
			251,500

OWNED BY		7.	SOLE DISPOSITIVE POWER

EACH			0

REPORTING		8.	SHARED DISPOSITIVE POWER

PERSON WITH:			251,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	251,500

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		9.3%

12.	TYPE OF REPORTING PERSON*
		IN

* SEE INSTRUCTIONS BEFORE FILLINGS OUT!

1.	NAME OF REPORTING PERSONS:
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	EMANUEL F. FRIEDMAN

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)
		(b)

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Virginia

NUMBER OF		5.	SOLE VOTING POWER

SHARES			0

		6.	SHARED VOTING POWER
BENEFICIALLY
			251,500

OWNED BY		7.	SOLE DISPOSITIVE POWER

EACH			0

REPORTING		8.	SHARED DISPOSITIVE POWER

PERSON WITH:			251,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	251,500

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		9.3%

12.	TYPE OF REPORTING PERSON*
		IN

* SEE INSTRUCTIONS BEFORE FILLINGS OUT!

Item 1(a).    Name of Issuer:

ALLIANCE BANCORP OF NEW ENGLAND INC.

____________________________________________________________________

Item 1(b).    Address of Issuer's Principal Executive Offices:

348 HARTFORD TURNPIKE
VERNON, CT 06066

____________________________________________________________________

Item 2(a).    Name of Person Filing:

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

____________________________________________________________________

Item 2(b).    Address of Principal Business Office, or if None, Residence:

1001 19TH STREET NORTH
ARLINGTON, VA 22209

____________________________________________________________________

Item 2(c).    Citizenship:

VIRGINIA

____________________________________________________________________

Item 2(d).    Title of Class of Securities:

COMMON STOCK

____________________________________________________________________

Item 2(e).    CUSIP Number:

358434108

____________________________________________________________________

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)or (c), Check Whether the Person Filing is a:

     (a) Broker or dealer registered under Section 15 of the Exchange Act.

     (b) Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) Investment company registered under Section 8 of the Investment Company Act.

     (e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
251,500
______________________________________________________________________

(b)	Percent of class:
9.3%
______________________________________________________________________

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0,

(ii)	Shared power to vote or to direct the vote: 255,147,

(iii)	Sole power to dispose or to direct the disposition of: 0,

(iv)	Shared power to dispose or to direct the disposition of:
255,147.

Item 5.    Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following .

Not applicable.

_______________________________________________________________________

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

_______________________________________________________________________

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

FBR Family of Funds 3(d)

_______________________________________________________________________

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

_______________________________________________________________________

Item 9.    Notice of Dissolution of Group.

Not applicable.

______________________________________________________________________

Item 10.    Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,complete and correct.

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

Dated: February 20, 2004	By: /s/ EMANUEL J. FRIEDMAN

Name: Emanuel J. Friedman
Title: Co-Chairman

Dated: February 20, 2004	/s/ ERIC F. BILLINGS

Eric F. Billings

Dated: February 20, 2004	/s/ EMANUEL J. FRIEDMAN

Emanuel J. Friedman

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federalcriminal violations (see 18 U.S.C. 1001).

JOINT FILING AGREEMENT AMONG FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.,
ERIC F. BILLINGS, AND EMANUEL J. FRIEDMAN

     WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

     NOW, THEREFORE, the parties hereto agree as follows:

     FRIEDMAN, BILLINGS, RAMSEY GROUP, INC., ERIC F. BILLINGS, AND EMANUEL J.

FRIEDMAN hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

Dated: February 20, 2004	By: /s/ EMANUEL J. FRIEDMAN

Name: Emanuel J. Friedman
Title: Co-Chairman

Dated: February 20, 2004	/s/ ERIC F. BILLINGS

Eric F. Billings

Dated: February 20, 2004	/s/ EMANUEL J. FRIEDMAN

Emanuel J. Friedman

ADDITIONAL INFORMATION

The proposed merger of Alliance Bancorp of New England, Inc. (“Alliance”) and NewAlliance Bancshares, Inc., the new holding company for New Haven Savings Bank (“NewAlliance”), will be submitted to the shareholders of Alliance. NewAlliance has filed a registration statement, a proxy statement/prospectus and subsequent amendments as well as other relevant documents concerning the proposed transaction with the SEC. Stockholders of Alliance are urged to read the registration statement, the proxy statement/prospectus, amendments and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of the proxy statement/prospectus, as amended, as well as other filings containing information about Alliance and NewAlliance, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus, as amended, and the SEC filings incorporated by reference in the proxy statement/prospectus, as amended, can be obtained, without charge, by directing a request to Alliance Bancorp of New England, Inc., Karen Ouimet-Matusek, Shareholder Contact, 348 Hartford Turnpike, P.O. Box 2588, Vernon, CT 06066 (860) 875-2500.

Alliance and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Alliance in connection with the proposed merger. Information about the directors and executive officers of Alliance and their ownership of Alliance common stock and additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus, as amended, regarding the proposed transaction.

The information provided in this filing may contain forward-looking statements and describe future plans, strategies, synergies and cost savings related to the merger. The words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “create,” “utilize,” “project” and similar expressions identify forward-looking statements. The ability to predict results or the effect of future plans or strategies including the merger or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could affect actual results and impact the merger include, but are not limited to, changes in general market interest rates, general economic conditions, legislative/regulatory/tax changes, fluctuations of interest rates, changes in the quality or composition of our loans and investment portfolios, deposit flows, competition, demand for financial services in our markets, and changes in accounting principles. Similar factors are present with respect to the other party to the merger, NewAlliance. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements.